Filed by Royal Dutch Petroleum Company

This communication is filed pursuant to Rule 425 under The Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14d-2 of the Securities Exchange Act of 1934, as amended.

Subject Company: Royal Dutch Petroleum Company

Commission File Number: 333-125037

Date: June 1, 2005

June 1, 2005

Dear Benefit Restoration Plan Participant:

As you may be aware, the proposed unification (the “Transaction”) of Royal Dutch Petroleum Company (“Royal Dutch”) and The “Shell” Transport & Trading Company, p.l.c. (“Shell Transport”) under a single parent company, Royal Dutch Shell plc, has been announced. As part of the Transaction, Royal Dutch Shell plc will make an offer to acquire all of the issued and outstanding shares of Royal Dutch stock.

The Transaction will affect the Benefit Restoration Plan because the Benefit Restoration Plan includes the Royal Dutch Stock Fund as one of the investment options available to participants. As you are aware, any investment balance you may hold in the Benefit Restoration Plan, including the Royal Dutch Stock Fund, represents a bookkeeping entry that measures Shell Oil Company’s obligation to you. Holdings represented in the Benefit Restoration Plan are hypothetical and neither you nor the Benefit Restoration Plan hold actual balances in the Royal Dutch Stock Fund.

You may receive additional information regarding the Transaction pursuant to the Securities Act of 1933, as amended. However, you are not required to take action unless you own (or have rights to) shares in Royal Dutch (including shares held in a separate personal brokerage account or purchased through the Global Employee Share Purchase Plan (GESPP) or through other arrangements) outside of the Benefit Restoration Plan, the Shell Savings Plans or the Shell share plans.

What should you as a participant be aware of during the process leading up to the completion of the Transaction?

▪	Only the Royal Dutch Stock Fund may be affected. Your other investment options will not be affected by this change.

▪	If you have a hypothetical balance in the Royal Dutch Stock Fund, you do not need to take any action.

▪
There may be a blackout period of several days within the Benefit Restoration Plan when all activity, including exchanges and withdrawals, in the Royal Dutch Stock Fund will be temporarily suspended. If that becomes necessary, it will only affect the Royal Dutch Stock Fund and a separate notice with more details will be sent to you in advance of the blackout period.

If the Transaction is completed, how will it affect you as a participant in the Benefit Restoration Plan?

▪	The Royal Dutch Stock Fund will be replaced with a new stock fund, the Royal Dutch Shell Stock Fund. There will be a new fund code associated with this new fund.

▪	The investment objective of the Royal Dutch Shell Stock Fund will remain essentially the same: to replicate the investment return of the Royal Dutch Shell Stock Fund in the Shell

Savings Plans, which is to be invested primarily in the stock of Shell Oil Company’s parent company, Royal Dutch Shell plc.

▪
Your balance (if any) in the existing Royal Dutch Stock Fund will be automatically exchanged into the new Royal Dutch Shell Stock Fund. You will see this exchange reflected in your Benefit Restoration Plan account on Fidelity NetBenefits® and on your statement.

▪	Any future contributions that you have directed to the Royal Dutch Stock Fund will be directed to the new Royal Dutch Shell Stock Fund.

If the Transaction is completed, how will it affect you if you hold shares of Royal Dutch stock outside of the Benefit Restoration Plan (for example, purchased through GESPP or held in a separate personal brokerage account)?

▪
Information related to shares you own (or have rights to) outside of the Benefit Restoration Plan will be sent to you separately and will detail any actions you will need to take with respect to those shares.

We will send you more information in June about the impact of the Transaction on your account in the Benefit Restoration Plan.  If you have questions, please call the Shell Benefits Service Center at
1-800-30 SHELL (1-800-307-4355). Service Representatives are available business days (excluding New York Stock Exchange holidays) between 7:30 A.M. and 11:00 P.M. Central time.

Shell Benefits Service Center

Royal Dutch Shell plc has filed a registration statement on Form F-4 (including the prospectus) and other documents relating to the exchange offer and will file or furnish to the US Securities and Exchange Commission (the “SEC”) other documents relating to the exchange offer. Royal Dutch Petroleum Company has filed a related solicitation/recommendation statement on Schedule 14D-9 regarding the offer. Each of these documents contains important information relating to the exchange offer and should be carefully reviewed by investors. A free copy of these documents (once filed with the SEC) and other documents made public or filed with, or furnished to, the SEC by Royal Dutch Shell plc, Royal Dutch Petroleum Company and The “Shell” Transport and Trading Company, p.l.c. can be obtained at the SEC's Web site at www.sec.gov or the Royal Dutch Shell plc Web site at www.shell.com/unification. These documents may also be obtained free of charge by contacting Investor Relations, Shell International B.V., FSK, PO Box 162, 2501 AN
The Hague, The Netherlands.

The Benefit Restoration Plan is a non-qualified plan. Any account established for you is a bookkeeping entry on Shell Oil Company’s financial statements. There are no assets being held in a trust or escrow account. In the event of a bankruptcy, you will be treated as a general creditor of Shell Oil Company. For more information on the plan, please refer to the plan documents.

The Royal Dutch Stock Fund is neither a mutual fund nor a diversified or managed investment option.

Fidelity Investments Institutional Services Company, Inc., 82 Devonshire St., Boston, MA 02109